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[HONIGMAN LETTERHEAD]                                              ERIC A. ZACKS

                                                                  (313) 465-7620
HONIGMAN MILLER SCHWARTZ AND COHN LLP                        FAX: (313) 465-7621
ATTORNEYS AND COUNSELORS                                     ezacks@honigman.com
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                                                          VIA EDGAR TRANSMISSION

                                October 12, 2005

Michael Pressman
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549


RE: ROCKWELL MEDICAL TECHNOLOGIES, INC. REGISTRATION STATEMENT ON FORM S-4
    AND FORM SB-2 (FILE NO. 333-127048)

Dear Mr. Pressman:

         On behalf of Rockwell Medical Technologies, Inc., a Michigan corporation (the "Company"), we are enclosing for filing under the Securities Act of 1933 one copy of Amendment No. 2 to the Registration Statement on Forms S-4 and SB-2 (file no. 333-127048) (the "Registration Statement").

         Also on behalf of the Company, we are responding to your comment letter dated October 6, 2005 pertaining to the Registration Statement. We have included the Company's response below to each of the comments in your letter. We would be pleased to discuss the Company's response or answer any questions that you may have as a result of your review.

         Set forth below are your questions and we have provided the Company's responses sequentially to each item in your letter below.

1. PLEASE BE ADVISED WE MAY HAVE ADDITIONAL COMMENTS WHEN YOU FILE YOUR SCHEDULE TO.

         1. We understand that you may have additional comments when we file our Schedule TO.

2. PLEASE CONFIRM SUPPLEMENTALLY THAT THE OFFER WILL BE OPEN FOR AT LEAST 20 FULL BUSINESS DAYS TO ENSURE COMPLIANCE WITH RULE 14E-1 (A). FURTHER, PLEASE CONFIRM THAT THE EXPIRATION DATE WILL BE INCLUDED IN THE FINAL PROSPECTUS DISSEMINATED TO SECURITY HOLDERS AND FILED PURSUANT TO THE APPLICABLE PROVISIONS OF RULE 424.

         2. The Exchange Offer will be open for at least 20 full business days. The expiration date for the Exchange Offer will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

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              2290 FIRST NATIONAL BUILDING - 660 WOODWARD AVENUE -
                          DETROIT, MICHIGAN 48226-3506
                       DETROIT - LANSING - OAKLAND COUNTY


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HONIGMAN
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Michael Pressman
October 12, 2005

3. AS CURRENTLY REPRESENTED, THE OFFER COULD BE OPEN FOR LESS THAN 20 FULL BUSINESS DAYS DUE TO THE 5:00 P.M. EXPIRATION TIME INSTEAD OF AN EXPIRATION TIME OF MIDNIGHT ON WHAT ULTIMATELY MAY BE THE TWENTIETH BUSINESS DAY FOLLOWING COMMENCEMENT. SEE QUESTION AND ANSWER EIGHT IN EXCHANGE ACT RELEASE NO. 16623 (MARCH 5, 1980). PLEASE CONFIRM THAT THE OFFER WILL BE OPEN AT LEAST THROUGH MIDNIGHT ON THE TWENTIETH BUSINESS DAY.

         3. The Exchange Offer will be open at least through midnight on the twentieth business day following commencement of the Exchange Offer.

FORWARD-LOOKING INFORMATION, PAGE II

4. THE PRIVATE SECURITIES LITIGATION REFORM ACT DOES NOT APPLY TO STATEMENTS MADE IN CONNECTION WITH A TENDER OFFER. SEE SECTION 21E(b)(2)(C) OF THE SECURITIES EXCHANGE ACT OF 1934. PLEASE ELIMINATE ANY REFERENCE TO THE SAFE HARBOR AND THE ACT. SEE ALSO Q&A NO. 2 IN SECTION I.M. OF THE DIVISION OF CORPORATION FINANCE'S MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS, WHICH IS AVAILABLE ON OUR WEBSITE AT WWW.SEC.GOV.

         4. As requested, the Company has deleted the reference to the Private Securities Litigation Reform Act (the "PSLRA") on page ii and confirmed that such reference does not appear elsewhere in the prospectus.

TERMS OF EXCHANGE OFFER, PAGE 13.

5. WE NOTE THAT YOU RESERVE "THE ABSOLUTE RIGHT TO WAIVE ANY DEFECTS OR IRREGULARITIES IN THE EXCHANGE OR CONDITIONS" AND THAT YOU "ALSO RESERVE THE RIGHT TO WAIVE ANY DEFECTS, IRREGULARITIES OR CONDITIONS OF EXCHANGE AS TO PARTICULAR OLD WARRANTS." PLEASE REVISE YOUR DISCLOSURE TO MAKE CLEAR THAT, SHOULD YOU WAIVE A CONDITION, YOU WILL DO SO AS TO ALL SECURITY HOLDERS.

         5. The Company has eliminated references to conditions of the Exchange Offer in the revised prospectus.

6. THROUGHOUT THIS SECTION YOU MAKE REFERENCE TO THE CONDITIONS OF THE OFFER BUT WE ARE UNABLE TO LOCATE A DISCUSSION OF SUCH CONDITIONS. PLEASE REVISE YOUR PROSPECTUS TO DESCRIBE ALL CONDITIONS TO THE OFFER.

         6. The Company has revised the prospectus to make clear that the only conditions applicable to the Exchange Offer are the various procedural tender requirements described in the prospectus. See page 13 of the revised prospectus.

7. PLEASE REVISE TO INDICATE THAT, IN THE EVENT OF A MATERIAL CHANGE IN THE OFFER, INCLUDING THE WAIVER OF A MATERIAL CONDITION, YOU WILL EXTEND THE OFFER PERIOD IF NECESSARY SO THAT AT LEAST FIVE BUSINESS DAYS REMAIN IN THE OFFER FOLLOWING NOTICE OF THE MATERIAL CHANGE.

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              2290 FIRST NATIONAL BUILDING - 660 WOODWARD AVENUE -
                          DETROIT, MICHIGAN 48226-3506
                       DETROIT - LANSING - OAKLAND COUNTY

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HONIGMAN
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Michael Pressman
October 12, 2005

         7. The Company has revised its disclosure in the prospectus to indicate that, in the event of a material change in the Exchange Offer, including the waiver of a material tender requirement (formerly, a "condition"), it will extend the Exchange Offer to the extent necessary so that at least five business days remain in the Exchange Offer following notice of the material change. See page 13 of the revised prospectus.

8. PLEASE REVISE TO STATE THAT THE ISSUER WILL ISSUE THE NEW SECURITIES PROMPTLY AFTER EXPIRATION RATHER THAN AFTER ACCEPTANCE. SEE EXCHANGE ACT RULE 14E-1(c).

         8. The Company has revised the prospectus to state that the Company will issue the New Warrants promptly after expiration (rather than after the Company's acceptance). See page 13 of the revised prospectus.

EXPIRATION DATE, PAGE 14

9. PLEASE ADVISE US AS TO HOW ORAL NOTICE OF ANY EXTENSION IS REASONABLY CALCULATED TO REACH REGISTERED HOLDERS OF THE OUTSTANDING SECURITIES OR OTHERWISE SATISFIES THE REQUIREMENTS OF RULE 14E-1(d).

         9. The Company has revised the prospectus to provide for a press release or other public announcement in accordance with Rule 14e-1(d) in the event the Exchange Offer is extended. See page 14 of the revised prospectus.

DISCUSSION OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES, PAGE 17

10. REVISE YOUR DISCUSSION TO CLARIFY THAT THIS SECTION CONSTITUTES THE OPINION OF COUNSEL.

         10. The Company has revised this section to clarify that it is based upon the opinion of counsel and filed a long form opinion of counsel as Exhibit
8.1. See Exhibit 8.1 to the revised Registration Statement.

EXHIBIT 8.1

11. IF COUNSEL ELECTS TO USE A SHORT-FORM OPINION, THE EXHIBIT AND PROSPECTUS BOTH MUST STATE CLEARLY THAT THE TAX DISCUSSION IN THE PROSPECTUS IS COUNSEL'S OPINION. A STATEMENT THAT THE DISCUSSION IS ACCURATE IS NOT SUFFICIENT.

         11. Counsel has supplied a long form opinion of counsel as Exhibit 8.1 to the revised Registration Statement.

         The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any

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              2290 FIRST NATIONAL BUILDING - 660 WOODWARD AVENUE -
                          DETROIT, MICHIGAN 48226-3506
                       DETROIT - LANSING - OAKLAND COUNTY

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HONIGMAN
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Michael Pressman
October 12, 2005

proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please direct your comments or any questions you might have to John P. Kanan at (313) 465-7438, facsimile number (313) 465-7439.

                                        Very truly yours,

                                        /s/ Eric A. Zacks
                                        --------------------
                                        Eric A. Zacks


cc:      Robert L. Chioini
         Thomas E. Klema
         John P. Kanan
         Melissa A. Langridge
         Melissa A. Resslar



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              2290 FIRST NATIONAL BUILDING - 660 WOODWARD AVENUE -
                          DETROIT, MICHIGAN 48226-3506
                       DETROIT - LANSING - OAKLAND COUNTY